SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 11, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

11 March 2014

Smith & Nephew plc announces that it has been informed today of the following transactions by Directors and persons discharging managerial responsibilities ("PDMRs") in relation to conditional awards over shares:

1.       PARTIAL VESTING OF 2013 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010 (GSP 2010) on 7 MARCH 2014

Name of Director / PDMR	Number of Ordinary Shares acquired (iv)	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Olivier Bohoun (iii)	27,971	6,246	132,963 Ordinary Shares
John Campo (iii)	8,826	4,414	112,043 Ordinary Shares (including 20,597 ADS')
Francisco Canal Vega(iii)	7,581	3,424	4,157 Ordinary Shares
Michael Frazzette (iii)	9,903	3,240	109,028 Ordinary Shares (including 20,473 ADS')
R. Gordon Howe	7,124	7,124	14,834 ADS'
Helen Maye	8,568	0	38,276 Ordinary Shares
Cyrille Petit (iii)	5,267	2,485	11,888 Ordinary Shares
Roger Teasdale (iii)	7,909	3,731	75,763 Ordinary Shares

(i)      The awards were granted under the GSP 2010 on 7 March 2013. One third of the shares vested on 7 March 2014, one third of the shares will vest on 7 March 2015 and the final third will vest on 7 March 2016.

(ii) The market value of Ordinary Shares acquired and sold on 7 March 2014 was 929p per Ordinary Share.

(iii) Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

(iv) This number includes the dividend equivalent shares which participants receive on vested shares.

2. PARTIAL VESTING OF 2012 EQUITY INCENTIVE AWARDS MADE UNDER THE GSP 2010 ON 8 MARCH 2014

Name of Director / PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Olivier Bohoun (iii)	30,482	6,806	156,639 Ordinary Shares
John Campo (iii)	8,581	4,291	116,333 Ordinary Shares (including 20,597 ADS')
Francisco Canal Vega (iii)	8,262	3,731	8,688 Ordinary Shares
Michael Frazzette (iii)	10,590	3,465	116,153 Ordinary Shares (including 20,473 ADS')
R. Gordon Howe	9,005	9,005	14,834 ADS'
Helen Maye	9,579	0	47,855 Ordinary Shares
Roger Teasdale (iii)	8,842	4,171	80,434 Ordinary Shares

(i)         The awards were granted under the GSP 2010 on 8 March 2012. One third of the shares vested on 8 March 2013, a further third vested on 8 March 2014 and the final third will vest on 8 March 2015.

(ii)         The market value of Ordinary Shares acquired and sold on 10 March 2014 was 925.5p per Ordinary Share.

(iii)        Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

Additional Notes:

1.      The Ordinary Shares were released and sold in London, UK.

2.       One ADS is the equivalent of five Ordinary Shares of US$0.20 each.

3.      The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 11, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary